Sturm, Ruger & Co. (RGR): Refusal to Engage on Gun Safety Issues, Risks to Long-Term Shareholder Value, or Questions about Board Composition and Potential Conflicts Warrants Withholding Support from Chair Michael Jacobi and Director Sandra Froman

Summary

In the wake of the 2018 Parkland, Florida massacre and public outcry for stricter firearm regulations, we have witnessed robust investor attempts to engage with firearms manufacturers asking how those companies are evaluating and navigating the myriad risks they face. In the first quarter of 2018, BlackRock reached out to Sturm, Ruger & Co. (RGR) and the other major publicly traded firearms firms to request the Company engage in dialogue with shareholders about policy and operational measures the Company could take to address risks to its business and to shareholder value.[1] At the 2018 annual meeting, RGR shareholders passed a resolution calling on the Company to publish a report on its activities related to safety measures and mitigation of harm associated with Company products, with 68.8 percent of shares voted supporting the measure.[2]

Since then, RGR’s response has been wholly inadequate, and as a result, we recommend that shareholders withhold support from Chair Michael Jacobi and Director Sandra Froman. Shareholders should consider the following:

•	RGR has experienced declining sales and profitability two years in a row, and saw -12.9% decline in total shareholder return since the November 2016 US election. The Company continues to pursue what we believe to be a short-termist strategy of “fear-based” sales to existing gun owners, rather than pursue alternatives that could provide competitive differentiation and improve long-term shareholder value, including potentially higher-margin, technology-driven, product safety innovation.
•	RGR’s report issued in response to the 2018 shareholder resolution failed to adequately respond to a number of key issues of concern. It did not acknowledge that the vast majority of gun owners support reasonable policies such as universal background checks, rejected the potential for developing additional safety features such as smart gun technology, and incorrectly claimed the Company cannot improve monitoring of the distribution, sale, and use of its products to enhance safety. Overall, RGR rejected any corporate responsibility for improving gun safety and mitigating the potential harm its products cause, effectively shutting down constructive dialogue.
•	Shareholders last year raised concerns about the background and extremist views of Director Sandra Froman. Froman is a leader of the National Rifle

Association (“NRA”), which championed a campaign against gun manufacturer Smith & Wesson for pursuing technological and policy solutions to improved gun safety that nearly bankrupted the company in 2000.[3] She has served as an officer on the Council for National Policy (“CNP”), a secretive organization active on gun policy issues; fellow CNP leaders have documented patterns of articulating extremist, neo-Confederate, anti-immigrant, and anti-Muslim views, among others. Froman’s leadership role in CNP was not disclosed to shareholders.[4] Further, she has a troubling history of advocating for pseudoscientific racist views regarding the supposed genetic inferiority of African Americans.[5] Since these concerns were raised, RGR re-nominated Froman to the board without disclosing her CNP role, addressing critical questions about her suitability for the board or explaining how the board manages potential conflicts of interest involving her.

These and additional issues raised in this letter pose questions that could be addressed through the kind of constructive shareholder dialogue that has improved sustainability and long-term value across many other industries. Unfortunately, instead of playing an independent role on behalf of shareholders, Jacobi has personally joined CEO Christopher J. Killoy in rejecting dialogue with shareholders concerned about gun safety. RGR has refused to even meet with its two largest shareholders,[6] BlackRock and Vanguard,[7] which hold a combined 28.2% of outstanding shares, according to the Company’s 2019 proxy statement.[8]

Given RGR’s refusal to engage on the crucial issues laid out above, shareholders should withhold support for both the Chair of the Board, Michael Jacobi, and Director Sandra Froman.

RGR’s performance has declined two years in a row, with falling sales and profitability

RGR’s refusal to engage is especially problematic given the Company’s declining performance in recent years. The fundamentals have not changed since last year, when investors expressed concern about “fear-based” sales strategies targeted at a shrinking group of existing gun owners.[9] Overall, demand for firearms has fallen even further in 2018, with the National Shooting Sports Foundation (NSSF) reporting that adjusted background checks through the National Instant Criminal Background Check System (NICS) decreased 6 percent from 2017.[10]

Over the past three years, RGR’s share price has continued to slide, falling nearly 20 percent. Over the same period, the Russell 2000 rose 40 percent. RGR’s share price fell despite aggressive share repurchase programs. The Company spent nearly $90 million on share repurchases in 2018, nearly one-tenth of the Company’s market capitalization.[11] Net sales at RGR have fallen for a second year in a row, declining

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21.4 percent in 2017, and a further 5.2 percent in 2018.[12] Pre-tax profit margin in 2018 was 14.0 percent, down from 15.0 percent in 2017 and 20.6 percent in 2016.[13] Despite a large windfall from the Tax Cuts and Jobs Act of 2017, and a major share repurchase program, RGR’s earnings per share declined in 2018 from $2.91 to $2.88.[14] Without these one-off countervailing impacts, RGR’s earnings per share would have declined a further $0.47.[15]

Total Shareholder Return of RGR vs. Russell 2000 ETF since the 2016 General Election (November 8, 2016 – March 29, 2019)

150
140
130
120
110
100
90
80
70
60
Total Returns
Jan '17
Apr '17
Jul '17
Oct '17
Jan '18
Apr '18
Jul '18
Oct '18
Jan '19
Apr '19
2005
2010
2015
A.) Total Returns of RGR with reinvestment
B.) Total Returns of IWM with reinvestment

Source: Sentieo

Short-term approaches and increasing risks pose challenges to long-term shareholder value creation

Demand for firearms began flagging in 2017, with some analysts attributing the slowdown, at least in part, to saturation of existing gun owners.[16] Analysis by The Washington Post in 2015 found that the average gun owner owned eight guns--that number has doubled since the 1990s--and the top three percent of owners owned 25 guns each.[17] According to an article in The Guardian, “The surge of gun purchases under Obama was largely driven by sales to existing gun owners.”[18] Many of these sales were driven by fear of impending regulation.[19] RGR’s sales initiatives, including “challenges” from which a portion of each sale was donated to the NRA’s Institute

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for Legislative Action,[20] were aimed at existing gun owners[21] and reinforced this dependence.

At the same time, the legal and policy landscape is changing significantly. After the Parkland massacre, state legislatures passed 69 gun control measures. Moreover, 90 percent of state-level bills supported by the NRA failed.[22] Many of these laws addressed access to guns by domestic abusers, stricter background check requirements, and bump stock bans.[23]

Last month, the Connecticut Supreme Court ruled that families of Sandy Hook victims could move forward with their suit against Remington for its reckless marketing of the AR-15-style semiautomatic rifle used in the massacre.[24] Firearms manufacturers have long claimed immunity from lawsuits under the federal Protection of Lawful Commerce in Arms Act (PLCAA) when their products are used illegally. This decision opens up the possibility that gun manufacturers could be held liable for reckless or dangerous advertising of their products; the Sandy Hook plaintiffs pointed to advertising slogans for AR-15-style weapons such as “Consider your man card reissued.”[25] At oral argument, the plaintiffs’ lawyer stated, “Remington may have never known [Sandy Hook gunman] Adam Lanza but they had been courting him for years.”[26] Gun manufacturers may now face legal risk for their communications and marketing strategies, in addition to reputational risk.

Given RGR’s performance, risk profile, and the changing political and legal landscape, RGR should reassess its business strategy and engage in dialogue with shareholders about alternative growth strategies that promote long-term shareholder value.

Though investors have sought constructive engagement with RGR, the Company has refused to do so

On March 2, 2018, BlackRock, RGR’s largest shareholder, announced that it had reached out to the company and its major competitors “to engage in a discussion of their business practices” on issues including gun safety and gun violence.[27] Less than three weeks later, RGR Chairman Michael Jacobi and CEO Christopher Killoy coauthored a letter to shareholders justifying its refusal to meet regarding these concerns. They claimed such a meeting would raise “Regulation FD” fair disclosure issues.[28] A Vanguard spokeswoman rejected that claim as inaccurate. In an email to the Reuters news service, she explained that Vanguard “has had 1000+ engagements with public portfolio companies over the past year alone (hundreds of these discussions have included members of the board), all without raising Reg. FD concerns.”[29] RGR has similarly refused to meet with the proponent of the 2018 shareholder resolution.

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BlackRock, Vanguard, and members of the Interfaith Center on Corporate Responsibility are not the only investors that have sought constructive engagement with RGR. In November 2018, an investor coalition of nearly $5 trillion of assets under management launched Principles for a Responsible Civilian Firearms Industry,[30] which called on companies within the civilian firearms industry to commit to five principles to address gun safety issues and reduce investment risk.[31] This coalition included significant RGR shareholders, such as State Street, which held 2.63% of RGR’s outstanding shares as of December 31, 2018.[32] These principles call on manufacturers to “support, advance, and integrate the development of technology designed to make civilian firearms safer, more secure, and easier to trace,” and to “adopt and follow responsible business practices that establish and enforce responsible dealer standards and promote training and education programs for owners designed around firearms safety.” They further urge participants in the civilian firearms industry to engage and collaborate with investors on their commitment to and best practices for implementing these principles.[33]

The Company’s inadequate response to the shareholder resolution raises far more questions than it answers

The shareholder proposal passed in 2018 called on RGR to issue a report regarding gun safety measures and the mitigation of harm associated with gun products, including:

•	Evidence of monitoring of violent events associated with Sturm Ruger products;
•	Efforts to research and produce safer guns; and
•	Assessment of corporate reputational and financial risk relating to gun violence.

RGR’s report in response[34] to that proposal demonstrates that it entirely rejects any corporate responsibility for improving gun safety and mitigating the potential harm its products cause, effectively shutting down constructive dialogue. The most troubling aspects of RGR’s response include:

•	RGR sets up a false dichotomy between its customers and individuals who support gun violence reduction measures. Most gun owners support reasonable policies and practices that prevent dangerous individuals from buying guns. For example, a recent Quinnipiac poll found that 87% of gun owners support background checks on all firearm sales,[35] meaning that a buyer must successfully complete a background check not only when buying from a licensed dealer, but also from a private seller.
•	RGR eschews corporate responsibility using protection from product liability as a shield. While the PLCAA provides firearms industry
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participants with a remarkable degree of protection from liability, RGR describes PLCAA as codifying a standard, common law principle. Actually, PLCAA insulates firearms companies from the accountability that pushes other industries to improve safety practices.[36] RGR uses this lack of accountability to justify its refusal to implement practices and develop new technology that can save lives. As noted above, the recent decision of the Connecticut Supreme Court has begun chipping away at these protections.[37]

•	RGR’s claim that it cannot monitor illegal use of its firearms is incorrect. RGR’s response does not identify any meaningful efforts it has considered to monitor its distribution chain. For example, while the Bureau of Alcohol, Tobacco, Firearms and Explosives (“ATF”) does not automatically notify the Company when a trace is conducted, RGR does not state whether it has requested that ATF provide the number of trace requests submitted per quarter (or some other reasonable time period), so that RGR could calculate how many of its guns are the subject of law enforcement investigations. RGR could also require its distributors to maintain and provide a log of all trace requests and the dealers to whom these guns were sold. This would provide RGR with information regarding the number of its guns used to commit crimes and would identify potentially corrupt firearms dealers. Furthermore, RGR could require distributors to suspend or end relationships with dealers who sell a disproportionate number of guns that are later used to commit crimes. Such monitoring of illegal use of its firearms would not interfere with law enforcement efforts. RGR could analyze the frequency with which its firearms are used illegally and identify dealers who disproportionately supply guns to the black market, assisting rather than hindering efforts to limit the flow of illegal firearms.
•	RGR’s argument against innovation with respect to safety features is illogical. RGR discusses safety features it developed years ago, but does not discuss any safety features it is developing or could develop, for the future. RGR fails to acknowledge the possibility that advancing safety technology could improve the Company’s financial future. RGR’s total rejection of smart gun technology is shortsighted, as RGR’s criticism of the technology focuses primarily on the possibility that the guns will fail when the user needs it for self-defense. However, RGR fails to explain how smart guns are any riskier in self-defense situations than safe storage protocols that RGR supports and that are proven to save lives. Furthermore, gun purchasers seeking firearms for sports shooting may care more about restricting unauthorized access than they do about self-defense. In its discussion on safety generally, RGR acknowledges that “one size does not fit all.”[38] By RGR’s own reasoning, then, smart gun technology could appeal to a segment of its consumers and could even expand its consumer base.
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•	RGR’s claim that there is no viable commercial market for guns with authorized user technology is unproven. RGR bases this important conclusion on extraordinarily weak evidence. It claims that its own interactions with and canvassing of consumers and an old 2013 NSSF survey demonstrate a lack of demand. RGR fails to explain whether it used any scientific methodology at all in conducting its own assessments and does not address the flaws in the NSSF survey. The NSSF survey is not designed to be a marketing study, and included only one question that gave any description of the technology. Not only was that description extremely general and limited, it was given only as part of a question about survey respondents’ perceptions of the reliability of those products. That same question included an unqualified statement regarding battery power that could suggest the technology could fail.[39] RGR also argues that the cost of a smart gun would be prohibitive to most consumers. Yet it is frequently the case that products with advanced technology are, at first, attractive mainly to those who are willing to spend more, until that technology becomes less expensive to produce.

RGR has failed to answer additional questions about its governance, RGR Board Member Sandra Froman’s biography and potential conflicts of interest, and RGR’s relationship with the NRA

In 2018 Majority Action filed three exempt solicitation communications ahead of RGR’s shareholder meeting concerning RGR’s relationship with the NRA, the role that former NRA President Sandra Froman plays in her service on the RGR board of directors, and the oversight provided by the RGR board of directors for the potential conflicts of interest that arise from this relationship.[40]

RGR’s relationship with the NRA bears particular relevance for long-term investors in gun manufacturers such as RGR, given the organization’s central role in preventing gun manufacturers from taking steps to improve the safety of its products. Following a deadly high school massacre in Colorado in 1999, Smith & Wesson reached an agreement with the Clinton administration to introduce a range of voluntary reforms, including child-safe triggers, development of smart gun technology, and a ban on sales to dealers linked to criminal activities.[41] In response, the NRA mounted a boycott campaign against Smith & Wesson, nearly bankrupting the company.[42]

Despite this, RGR remains a major funder of the NRA, spending millions of dollars to support the organization’s activities. In 2016 alone, RGR paid $8.4 million to the NRA following its “Ruger $5 Million Match Campaign” and the 2015-16 “2.5 Million Gun Challenge.”[43] This partnership between the Company and the NRA is all the

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more concerning given the NRA’s increasingly extreme political activities on a number of political issues well afield of Second Amendment advocacy. The organization is currently experiencing intense internal divisions, as reported in the New York Times, for its focus on right-wing culture war activities. For example, NRATV, the NRA’s streaming video service, criticized the children’s show “Thomas & Friends” for portraying ethnic diversity by dressing the characters of that show in KKK-style white hoods and robes.[44] NRATV has also aired programming warning of race wars and comparing journalists to rodents.[45]

It is unclear where RGR stands on these political issues unrelated to the Second Amendment and gun ownership, and we believe that its continued partnership with and support for the NRA under these circumstances creates substantial reputational risk for the Company. RGR’s fortunes are so linked to the NRA that when it was reported that the NRA lost more than half a billion dollars in income in 2018, RGR’s stock price fell 1.3%.[46]

The 2018 communications raised the following issues related to Froman:

•	Froman praised the boycott of Ruger competitor Smith & Wesson over a “deal Smith and Wesson cut with the devil” when it compromised with the Clinton administration on gun safety issues.[47]
•	Froman was a member of the Board of Directors of a secretive far right organization, the CNP, when she joined the RGR Board in 2015. She became CNP’s treasurer the next year. CNP is most notorious for the racist stances of some of its Board of Governors, including one who said President Obama looks like a “skinny ghetto crackhead”; another member was active in the League of the South, a neo-Confederate group calling for secession. The Southern Poverty Law Center describes the CNP as “a key meeting place where ostensibly mainstream conservatives interact with individuals who are, by any reasonable definition, genuinely extremist.”[48] CNP’s relevance to Froman’s RGR Board service further lies in the fact that the group engaged on gun policy issues during the time of her leadership. As of this writing, the company has not yet responded to Majority Action’s shareholder inquiry regarding RGR’s failure (which persists in the 2019 proxy statement) to identify Froman’s CNP leadership role in her biography, while choosing to list her affiliations with far smaller and less influential organizations.[49] As a result, it is unclear whether RGR knew of Froman’s leadership with the secretive CNP, let alone whether the firearm and other policy activities of that organization have been consistent or in conflict with the long-term interests of RGR and its shareholders.
•	Froman’s involvement with advocates for racist theories and schemes goes back more than forty years. In May 2018, Mother Jones magazine reported
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that Froman spent at least three years, while attending Stanford University and Harvard law school, helping neo-eugenicist William Shockley spread the “theories of black racial inferiority [which] eventually made him an academic pariah.”[50]

Neither Froman nor the Company has responded to a series of questions Majority Action raised regarding possible conflict between Froman’s previously undisclosed outside involvements and her role as a Director.

The questions asked last year regarding RGR’s relationship with the NRA and Froman’s board membership and activity in outside organizations with interests at odds of those of shareholders remain unanswered, including:

1.	Why does RGR contribute millions of dollars to an organization that would so aggressively undermine another gun manufacturer attempting to operate in its long-term shareholders’ best interests? What do you believe the NRA would do if your company took a position that is contrary to the NRA’s goals?
2.	How is it appropriate to have on your board a champion of a campaign to undermine another gun manufacturer for attempting to develop safer firearm products? How does her presence affect your board deliberations concerning risk management, particularly given her role on the Risk Oversight Committee? How do you manage this apparent conflict of interest, given (a) the potential benefit to long-term shareholders of undertaking technology-driven product safety innovation, and (b) the opposition of the NRA to such activity?[51]
3.	Did Froman disclose to RGR her leadership with the secretive CNP?
4.	If she did disclose her leadership in CNP, given that the CNP’s focus on Second Amendment issues establishes the organization’s nexus with RGR’s business, why did the Company not disclose that role to shareholders?
5.	Why hasn’t RGR demanded that Froman publicly denounce her previously stated views regarding the genetic inferiority of African Americans?
6.	Do you believe that it is appropriate for a person who has worked to advance racist pseudoscience to sit on your board?

Shareholders should decline to support the current Chair Michael Jacobi and Director Sandra Froman

The issues raised in this exempt solicitation are the kinds of questions that could be productively addressed through constructive shareholder dialogue, the kind that has improved sustainability and long-term value across many other industries. In the absence of such dialogue, shareholders should look to other accountability mechanisms available to them.

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Given the Company’s refusal to engage on the crucial issues laid out above, shareholders should withhold support for both the Chair of the Board, Michael Jacobi, and Director Sandra Froman.

Chairman Michael Jacobi’s refusal to meet with shareholders

As Chair, Michael Jacobi bears ultimate responsibility for the Company’s strategy, performance, and failure to engage meaningfully and constructively with investors. Instead of playing an independent role on behalf of shareholders, Jacobi has personally joined CEO Christopher J. Killoy in rejecting dialogue with major shareholders concerned about gun safety.[52]

Conflicts of interest, unanswered questions, and reputational concerns warrant withholding support from Froman

Froman’s continued leadership role with the NRA constitutes a conflict of interest with her directorship at RGR, particularly given the NRA’s role in aggressively undermining a gun manufacturer that attempted to introduce safer gun technology. Her expressed views and participation in a secretive extremist organization calls into question her judgment and ability to independently oversee RGR’s business and strategy. Finally, RGR has failed to respond to shareholder questions and concern about her continued RGR board membership, leaving concerned shareholders with no choice but to withhold support for Froman as a board member.

THIS IS NOT A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

PLEASE DO NOT SEND YOUR PROXY TO MAJORITY ACTION OR ICCR.

TO VOTE YOUR PROXY, FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

[1] https://www.blackrock.com/corporate/newsroom/press-releases/article/corporate-one/press-releases/blackrock-approach-to-companies-manufacturing-distributing-firearms

[2] https://www.sec.gov/Archives/edgar/data/95029/000117494718000805/form8k-20276_rgr.htm

[3] [https://www.washingtonpost.com/news/retropolis/wp/2018/02/27/a-gunmaker-once-tried-to-reform-itself-the-nra-nearly-destroyed-it/

[4] https://www.splcenter.org/hatewatch/2016/05/17/council-national-policy-behind-curtain

[5] https://www.motherjones.com/politics/2018/05/nra-leader-once-worked-for-professor-who-claimed-blacks-were-genetically-inferior/

[6] https://www.sec.gov/Archives/edgar/data/95029/000117494718000357/ex99-1.htm

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[7] https://www.greensboro.com/business/ruger-executives-company-won-t-stop-making-semi-automatic-rifles/article_ba8fc87e-5789-59b2-844c-2236fa36c091.html; the full text of the letter to shareholders can be found at https://www.sec.gov/Archives/edgar/data/95029/000117494718000357/ex99-1.htm

[8] 2019 DEF 14A for RGR, https://www.sec.gov/Archives/edgar/data/95029/000117494719000449/def14a-21449_rgr.htm.

[9] https://www.amalgamatedbank.com/news/amalgamated-bank-demands-change-sturm-ruger

[10] https://seekingalpha.com/article/4243012-sturm-ruger-and-company-inc-rgr-ceo-christopher-killoy-q4-2018-results-earnings-call?page=2

[11] RGR spent $88.7m in share repurchases in 2018, see https://www.sec.gov/Archives/edgar/data/95029/000117494719000236/form10k-21403_rgr.htm, p.16. RGR’s market capitalization as of March 29, 2019 was $926m, see https://finance.yahoo.com/quote/RGR?p=RGR&.tsrc=fin-srch, accessed March 29, 2019

[12] https://www.sec.gov/Archives/edgar/data/95029/000117494719000236/form10k-21403_rgr.htm, p.19

[13] https://www.sec.gov/Archives/edgar/data/95029/000117494719000236/form10k-21403_rgr.htm, p.19

[14] https://www.sec.gov/Archives/edgar/data/95029/000117494719000236/form10k-21403_rgr.htm, p.19

[15] https://seekingalpha.com/article/4243012-sturm-ruger-and-company-inc-rgr-ceo-christopher-killoy-q4-2018-results-earnings-call

[16] https://wamu.org/story/18/03/27/3-reasons-gun-companies-are-under-pressure/; see also https://seekingalpha.com/article/3966226-gun-ownership-trends-hint-future-smith-and-wesson-sturm-ruger (in 2016, predicting sales slump for this reason)

[17] https://www.washingtonpost.com/news/wonk/wp/2016/06/29/american-gun-ownership-is-now-at-a-30-year-low/?utm_term=.d47b1a981c01

[18] https://www.theguardian.com/us-news/2018/feb/13/remington-bankruptcy-guns-trump-slump-sales; see also https://www.newyorker.com/magazine/2016/06/27/after-orlando-examining-the-gun-business (“These days, the [gun] business relies mostly on old customers.”)

[19] https://www.bloomberg.com/news/articles/2017-12-08/smith-wesson-maker-tumbles-as-gunmakers-battle-over-prices

[20] https://www.nraila.org/articles/20120425/sturm-ruger-company-raises-over-12-million-to-benefit-the-nra-institute-for-legislative-action; https://www.fool.com/investing/2017/07/22/12-things-you-didnt-know-about-sturm-ruger-company.aspx

[21] See https://ruger.com/news/2011-05-26.html

[22] https://www.nytimes.com/interactive/2018/12/14/us/politics/gun-control-laws.html?mtrref=www.google.com&auth=login-email

[23] https://www.nytimes.com/interactive/2018/12/14/us/politics/gun-control-laws.html?mtrref=www.google.com&auth=login-email

[24] https://www.nytimes.com/2019/03/14/nyregion/sandy-hook-supreme-court.html

[25] https://www.nytimes.com/2019/03/14/nyregion/sandy-hook-supreme-court.html

[26] https://www.courant.com/news/connecticut/hc-news-sandy-hook-gun-supreme-court-20171110-story.html

[27] https://www.blackrock.com/corporate/newsroom/press-releases/article/corporate-one/press-releases/blackrock-approach-to-companies-manufacturing-distributing-firearms

[28] https://www.sec.gov/Archives/edgar/data/95029/000117494718000357/ex99-1.htm

[29] https://www.reuters.com/article/us-usa-guns-sturm-ruger/despite-gun-debate-sturm-ruger-board-faced-little-opposition-idUSKCN1IG03I

[30] http://www.firearmsprinciples.com/

[31] https://www.calstrs.com/news-release/institutional-investors-and-asset-owners-managers-representing-nearly-5-trillion-launch

[32] Source: 13F filings. Accessed through Sentieo.

[33] https://www.calstrs.com/news-release/institutional-investors-and-asset-owners-managers-representing-nearly-5-trillion-launch

[34] https://www.sec.gov/Archives/edgar/data/95029/000117494719000142/ex99-1.htm

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[35] https://poll.qu.edu/national/release-detail?ReleaseID=2604

[36] https://lawcenter.giffords.org/gun-laws/policy-areas/other-laws-policies/gun-industry-immunity/

[37] https://slate.com/news-and-politics/2019/03/sandy-hook-connecticut-supreme-court-guns-nra-remington.html

[38] Ruger Shareholder Report February 8, 2019, p.4, available at https://www.ruger.com/corporate/PDF/8K-2019-02-08.pdf

[39] http://www3.nssf.org/share/pdf/national_smart_gun_final_stats.pdf

[40] https://www.sec.gov/Archives/edgar/data/95029/000138713118001973/mja-px14a6g_050818.htm, https://www.sec.gov/Archives/edgar/data/95029/000138713118001859/mja-px14a6g_050218.htm and https://www.sec.gov/Archives/edgar/data/95029/000138713118001915/mja-px14a6g_050318.htm

[41] https://www.washingtonpost.com/news/retropolis/wp/2018/02/27/a-gunmaker-once-tried-to-reform-itself-the-nra-nearly-destroyed-it/?utm_term=.edd42ca25022

[42] https://www.washingtonpost.com/news/retropolis/wp/2018/02/27/a-gunmaker-once-tried-to-reform-itself-the-nra-nearly-destroyed-it/?utm_term=.edd42ca25022

[43] https://www.sec.gov/Archives/edgar/data/95029/000117494717000464/def14a-17408_rgr.htm, p.20

[44] https://www.nytimes.com/2019/03/11/us/nra-video-streaming-nratv.html

[45] https://www.nytimes.com/2019/03/11/us/nra-video-streaming-nratv.html

[46] http://fortune.com/2018/11/27/after-nra-reports-massive-drop-in-contributions-gun-stocks-take-a-hit/

[47] https://www.sec.gov/Archives/edgar/data/95029/000138713118001859/mja-px14a6g_050218.htm

[48] https://www.splcenter.org/hatewatch/2016/05/17/council-national-policy-behind-curtain

[49] https://www.sec.gov/Archives/edgar/data/95029/000138713118001915/mja-px14a6g_050318.htm

[50] https://www.motherjones.com/politics/2018/05/nra-leader-once-worked-for-professor-who-claimed-blacks-were-genetically-inferior/

[51] https://qz.com/589476/what-obama-means-when-he-says-the-nra-has-blocked-smart-gun-technology/

[52] https://www.sec.gov/Archives/edgar/data/95029/000117494718000357/ex99-1.htm

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